Exhibit 99.1

BAYTEX ENERGY CORP.
Annual and Special Meeting of Shareholders
held on May 15, 2014
Report of Voting Results pursuant to Section 11.3 of
National Instrument 51-102 - Continuous Disclosure Obligations

This report sets forth a brief description of each matter which was voted upon at the Annual and Special Meeting of holders of common shares of Baytex Energy Corp. ("Baytex") held on May 15, 2014 (the "Meeting") and the outcome of the vote. A detailed description of the business of the Meeting is contained in the Information Circular - Proxy Statement of Baytex dated April 2, 2014 (the "Information Circular").
An aggregate of 70,691,461 common shares of Baytex (being 55.92% of the common shares eligible to be voted at the Meeting) were represented at the Meeting.
The vote on each matter was conducted by way of show of hands, except for matters #2 and #4 on which the votes were conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1.	Ordinary resolution to approve fixing the number of directors of Baytex to be elected at the Meeting at eight.

Votes For		Votes Against
#	%	#	%
70,226,953	99.65	246,754	0.35

2.
Ordinary resolution to approve the selection of the following eight nominees to serve as directors of Baytex for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	#	%	#	%
James L. Bowzer	68,358,398	96.94	2,158,466	3.06
John A. Brussa	51,934,933	73.65	18,581,931	26.35
Raymond T. Chan	67,755,565	96.08	2,761,299	3.92
Edward Chwyl	70,233,176	99.60	283,688	0.40
Naveen Dargan	70,222,404	99.58	294,460	0.42
R.E.T. (Rusty) Goepel	70,328,299	99.73	188,565	0.27
Gregory K. Melchin	70,342,600	99.75	174,264	0.25
Mary Ellen Peters	70,285,392	99.67	231,472	0.33
Dale O. Shwed	66,834,297	94.78	3,682,567	5.22

Exhibit 99.1

3.	Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Baytex for the ensuing year and to authorize the directors of Baytex to fix their remuneration.

Votes For		Votes Withheld
#	%	#	%
70,407,832	99.66	241,473	0.34

4.	Advisory resolution to accept the approach to executive compensation as disclosed in the Information Circular.

Votes For		Votes Against
#	%	#	%
57,499,656	81.54	13,017,202	18.46

5.	Approval of a by-law respecting advance notice for the nomination of directors.

Votes For		Votes Against
#	%	#	%
68,694,687	97.47	1,780,018	2.53

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Vice President, Capital Markets

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com